Exhibit 23.2

CONSENT OF Erudite Strategies (Pty) Ltd.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form S-8 of NextSource Materials Inc. relating to its Stock Option Plan, of references to the undersigned's name and Erudite Strategies (Pty) Ltd.’s name and to the use of the scientific and technical information, including any reserve or resource estimates, from the technical report titled “Molo Feasibility Study - National Instrument 43-101 Technical Report” dated effective July 13, 2017 (the “Technical Information”), including extracts from or summaries of the Technical Information that are contained in the annual report on Form 10-K of NextSource Materials Inc.

September 29, 2017

Erudite Strategies (Pty) Ltd.

/S/ J.K. de Bruin
Name: J.K. de Bruin Pr.Eng Title: Director /S/ H. Smit
Name: H. Smit Title: Director